Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2008		2007		2006		2005		2004		2003
Earnings Available for Fixed Charges:
Income before income taxes (a)	$55,496		$100,654		$101,361		$97,013		$72,107		$46,839
Add:
Interest expense (a)	$7,130		$7,980		$6,291		$4,110		$1,113		$2,560
Amortization of debt-related expenses	1,404		1,723		559		920		487		425
Appropriate portion of rents (b)	5,475		5,400		4,280		3,640		2,920		2,540
	14,009		15,103		11,130		8,670		4,520		5,525
Earnings available for fixed charges	$69,505		$115,757		$112,491		$105,683		$76,627		$52,364
Fixed Charges:
Interest expense (a)	$7,130		$7,980		$6,291		$4,110		$1,113		$2,560
Amortization of debt-related expenses	1,404		1,723		559		920		487		425
Appropriate portion of rents (b)	5,475		5,400		4,280		3,640		2,920		2,540
Total Fixed Charges	$14,009		$15,103		$11,130		$8,670		$4,520		$5,525
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)	4.96	x	7.66	x	10.11	x	12.19	x	16.95	x	9.48	x
______________

(a) Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2008, the Company had accrued interest related to unrecognized tax benefits of $0.7 million.

(b) Portion of rental expense which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.

(c) Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.